SUB-ITEM 77C
Submission of matters to a vote of security holders

(a) A special meeting of the American Century Quantitative Equity Funds shareholders was held on April 26, 2004.

(b) N/A

(c) At the special meeting, American Century Quantitative Equity Funds shareholders approved a proposal to change the domicile ("Change of Domicile") of American Century Quantitative Funds, a California corporation ("American Century California") from California to Maryland pursuant to an agreement and articles of merger whereby American Century California would be merged with and into a newly formed Maryland corporation, American Century Quantitative Equity Funds, Inc. ("American Century Maryland"). Pursuant to the agreement and articles of merger, each fund issued by American Century Maryland ("New Fund") acquired all of the net assets of each corresponding fund issued by American Century California ("Old Fund") in exchange for shares of equal value of the New Fund. The total number of American Century California shareholder votes in favor of the proposal was 4,657,068,159. The total number of American Century California shareholder votes against the proposal was 175,716,184.

In connection with the Change of Domicile, American Century Maryland issued one share of each class of each series of its capital stock to American Century California. Following approval of the Change of Domicile by shareholders of American Century California, but prior to cancellation of its shares of American Century Maryland, American Century California voted to elect the directors of American Century California who were in office at the time of the Change of Domicile as the directors of American Century Maryland. Accordingly, the Board of Directors as previously reported was re-elected in its entirety.

(d) N/A